Exhibit 99.3

NEWS RELEASE

FOR IMMEDIATE RELEASE

July 19, 2017

MDA announces changes to its LTIP and Omnibus Incentive Compensation Plans consistent with ISS recommendations

Vancouver, BC – MacDonald, Dettwiler and Associates Ltd. (“MDA” or the “Company”) (TSX:MDA), a global communications and information company, today announced that the Board of Directors of the Company (the “Board”) has approved minor amendments to its 2017 Long Term Incentive Plan (the “2017 Plan”) and Omnibus Equity Incentive Plan (the “Omnibus Plan” and together with the 2017 Plan, the “Incentive Plans”). The amendments have been proposed to address best practices for plan design and to conform to guidelines established by Institutional Shareholder Services (“ISS”). The proposals will be voted on at the upcoming annual and special meeting of the shareholders of MDA to be held on July 27, 2017 (the “Meeting”). As the Incentive Plans already comply with the rules and policies of the Toronto Stock Exchange, the Board has approved these changes with the goal of bringing its Incentive Plans further in line with current corporate governance best practices and ISS recommendations.

The amendments will:

•	with respect to the 2017 Plan provide that shareholder approval will be required for any amendment to the 2017 Plan to provide that awards thereunder are assignable or transferable other than for normal estate settlement purposes; and

•	with respect to the Omnibus Plan:

•	in the event of a change in control the number of performance share units earned is subject to pro ration for the period prior to the change of control or termination of employment, following a change in control, and

•	shareholder approval will be required for any amendment to extend the term of any awards under the Omnibus Plan to any participant beyond their original expiry date (subject to blackout periods as discussed in the Omnibus Plan).

In addition, the Company’s clawback policy has been amended and awards under any equity incentive compensation plan shall be subject to the Company’s clawback policy allowing it to retract, cancel or seek reimbursement of incentive compensation received by current or former executive members of management under any equity incentive compensation plans in the event of a material restatement of financial statements caused by misconduct or fraud.

The amendments to the Incentive Plans are not expected to substantively impact the Company’s compensation practices moving forward.

The amendments to the Incentive Plans have been approved by the Board and will be put forward to shareholders for their approval at the Meeting. Shareholders may view a copy of the proposed updated Incentive Plans under the Company’s profile on www.sedar.com or may receive a copy from the corporate secretary of the Company at (604) 974-5275.

About MDA

MDA is a global communications and information company providing operational solutions to commercial and government organizations worldwide.

MDA’s business is focused on markets and customers with strong repeat business potential, primarily in the Communications sector and the Surveillance and Intelligence sector. In addition, the Company conducts a significant amount of advanced technology development.

MDA’s established global customer base is served by more than 4,800 employees operating from 15 locations in the United States, Canada, and internationally.

The Company’s common shares trade on the Toronto Stock Exchange under the symbol “MDA.”

Related Websites

www.mdacorporation.com

Forward-Looking Statements

This release may contain forward-looking statements and information, which reflect the current view of MacDonald, Dettwiler and Associates Ltd. and its subsidiaries (collectively “MDA” or the “Company”) with respect to future events, including certain amendments to MDA’s Incentive Plans. Any such forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from current expectations. MDA cautions readers that should certain risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected.

For additional information with respect to certain of these risks or factors, plus additional risks or factors, reference should be made to the Company’s continuous disclosure materials filed from time to time with Canadian securities regulatory authorities, which are available online under the Company’s profile at www.sedar.com or on the Company’s website at www.mdacorporation.com.

The Toronto Stock Exchange has neither approved nor disapproved the form or content of this release.

Shareholder Questions:

Shareholders who have any questions or require assistance with voting may contact MDA’s Proxy Solicitation Agent:

Laurel Hill Advisory Group

Toll Free: 1-877-452-7184

International: +1 416-304-0211 outside Canada and the US

By Email: assistance@laurelhill.com

Contact:

Wendy Keyzer | MDA Media Contact | 1-604-231-2743 | wendy@mdacorporation.com

Marissa Poratto | MDA Investor Relations | 1-604-331-2044 | mporatto@mdalimited.ca